UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Series E Preferred Stock

(Title of Class of Securities)

713661403

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661403

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 115,299 (1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 115,299 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,299 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): IN

(1)           All 115,299 shares beneficially owned by Mr. Stafford are directly beneficially owned by Ronin Trading, LLC.  Ronin Trading, LLC is owned and managed by John S. Stafford, III.

CUSIP No. 713661403

1.	Names of Reporting Person. Ronin Trading, LLC 32-0400192

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 115,299 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 115,299 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,299 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): OO

(2)           Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock owned by Ronin Trading, LLC.

CUSIP No. 713661403

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): BD, OO

CUSIP No. 713661403

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,800(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 11,800(3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,800(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): IN

(3)        Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661403

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,800 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 11,800 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,800 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): IA, OO

(4)        3,120 shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”).  8,680 shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 713661403

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,680 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 8,680 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,680 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 1%

14.	Type of Reporting Person (See Instructions): PN

(5)           Stephen White is the indirect beneficial owner of all of the shares of Series E Convertible Preferred Stock of Peregrine Pharmaceuticals, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661403

1.	Names of Reporting Person. Gregory P. Sargen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661403

1.	Names of Reporting Person. Brian W. Scanlan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661403

1.	Names of Reporting Person. Saiid Zarrabian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 713661403

Item 1.         Security and Issuer

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D filed on April 17, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on May 19, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Stephen White, SW Investment Management LLC, SWIM Partners LP, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian  relates to the Series E Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”), of Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)                                 Name:  John S. Stafford, III

Ronin Trading, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

Gregory P. Sargen

Brian W. Scanlan

Saiid Zarrabian

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Trading, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

Gregory P. Sargen: c/o Cambrex Corp., 1 Meadowlands Plaza, East Rutherford, NJ 07073

Brian W. Scanlan: 17 Thornton Ferry Rd. 1, Amherst, NH 03031

Saiid Zarrabian: P.O. Box 675765, Rancho Sante Fe, CA 92067

(c)                                  John S. Stafford, III is the president, chief executive officer and manager of Ronin Trading, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, with its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611, which is the general partner and investment adviser of SWIM Partners LP, a Delaware limited partnership, and the investment adviser of the SW Account.

Gregory P. Sargen is the Executive Vice President of Corporate Development of Cambrex Corp., a Delaware corporation, with its principal place of business located at 1 Meadowlands Plaza, East Rutherford, NJ. 07073

Brian W. Scanlan is Managing Partner of Freedom Bioscience Partners, LLC, a New Hampshire limited liability company with its principal place of business located at 17 Thornton Ferry Rd. 1, Amherst, NH 03031.

Saiid Zarrabian is an advisor to Redline Capital Partners, S.A., an entity organized under the laws of Luxembourg with its principal place of business located at 26 Avenue Monterey,  Luxembourg City, L-2163.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Gregory P. Sargen is a citizen of the United States.

Brian W. Scanlan is a citizen of the United States.

Saiid Zarrabian is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 115,299 shares of Preferred Stock which were purchased for an aggregate consideration of $2,445,967 (after giving effect to the sale of 46 shares of Preferred Stock on March 6, 2017 for $1,028).  The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, III is the indirect beneficial owner of all of the shares of Preferred Stock of the Issuer that are directly beneficially owned by Ronin Trading, LLC.

SWIM Partners LP is the beneficial owner of an aggregate of 8,680 shares of Preferred Stock which were purchased for an aggregate consideration of $184,863.   The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.

SW Investment Management LLC is the beneficial owner of an aggregate of 11,800 shares of Preferred Stock which were purchased for an aggregate consideration of $251,570.  This amount includes the 8,680 shares of Preferred Stock beneficially owned by SWIM Partners LP and 3,120 shares of Preferred Stock held in the SW Account. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. Stephen White is the indirect beneficial owner of all of the shares of Preferred Stock of Peregrine Pharmaceuticals, Inc. that are beneficially owned by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

Each share of Preferred Stock is convertible into a number of shares of the Issuer’s common stock determined by dividing the liquidation preference of $25.00 per share by the conversion price, currently $21.00 per share.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 12, 2017, Ronin Trading, LLC delivered a letter (the “Nomination Letter”) to the Issuer nominating Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2017 annual meeting of stockholders (the “Annual Meeting”).

On July 13, 2017, Ronin Trading, LLC and SW Investment Management LLC (together with the other participants in their solicitation, “Ronin”) issued a press release announcing the nomination of the Nominees. Ronin expressed its belief that change is desperately needed in the boardroom given the Issuer’s current strategy, poor corporate governance, apparent misalignment of interests with stockholders and constant dilution. Ronin called on the Issuer to immediately halt further clinical development spending on bavituximab, monetize the intellectual property and then refocus on its successful contract development and manufacturing business, Avid Bioservices. Ronin primarily attributes the Issuer’s struggles to the leadership of its three independent directors (Eric S. Swartz, Carlton M. Johnson and David H. Pohl) who somehow each received an average of over $518,000 in total compensation in the 2016 fiscal year, over 72% higher than the average compensation received by directors of highly successful large-cap pharmaceutical companies. This is all despite the Issuer’ abysmal performance under their leadership and their apparent lack of experience in either contract manufacturing or biotechnology. Furthermore, Messrs. Swartz, Johnson and Pohl have a de minimis financial interest in the Issuer even though their tenures go back to 1999 (Swartz and Johnson) and 2004 (Pohl). In the press release, Ronin also highlighted the incumbent independent directors’ track records of value destruction and questionable dealings. Given the foregoing, Ronin felt that it had little choice other than to nominate its highly qualified candidates who it believes possess the financial, operational and strategic acumen the Board urgently needs. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 1,647,760 shares of issued and outstanding Preferred Stock as of January 31, 2017, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended January 31, 2017, filed on March 13, 2017.

As of the date hereof, Ronin Trading, LLC directly beneficially owns 115,299 shares of Preferred Stock, representing approximately 7.0% of the outstanding shares of Preferred Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 115,299 shares of Preferred Stock beneficially owned by Ronin Trading, LLC, representing approximately 7.0% of the outstanding shares of Preferred Stock.

As of the date hereof, SWIM Partners LP directly beneficially owns 8,680 shares of Preferred Stock, representing less than 1% of the outstanding shares of Preferred Stock. As of the date hereof, 3,120 shares of Preferred Stock were held in the SW Account, representing less than 1% of the outstanding shares of Preferred Stock. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser of the SW Account, may be deemed to beneficially own the 11,800 shares of Preferred Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing less than 1% of the outstanding shares of Preferred Stock. Mr. White, as the manager of SW Investment Management LLC, may be deemed to beneficially own the 11,800 shares of Preferred Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing less than 1% of the outstanding shares of Preferred Stock.

As of the date hereof, Messrs. Sargen, Scanlan and Zarrabian did not beneficially own any shares of Preferred Stock.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

“Subsequent to the filing of Amendment No. 1 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Preferred Stock:

Ronin Trading, LLC

Preferred Stock:

•                                        Effective June 27, 2017, Ronin Capital, LLC transferred 111,699 shares to Ronin Trading, LLC in connection with an internal restructuring.

•              On July 7, 2017, Ronin Trading, LLC purchased 3,600 shares at a price of $22.0000 per share

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On July 12, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Ronin Trading, LLC and SWIM Partners LP have entered into letter agreements with each of the Nominees pursuant to which they agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated July 13, 2017.
99.2	Joint Filing and Solicitation Agreement, dated July 12, 2017.
99.3	Form of Indemnification Letter Agreement.
99.4	Powers of Attorney.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	July 14, 2017

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact